Exhibit 12.1
CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Year Ended December 31
	September 30, 2016	2015	2014	2013	2012
	(Millions of dollars)
Net Income (Loss) Attributable to Chevron Corporation	$(912)	$4,587	$19,241	$21,423	$26,179
Income Tax Expense (Benefit)	(1,803)	132	11,892	14,308	19,996
Distributions Less Than Equity in Earnings of Affiliates	(708)	(760)	(2,202)	(1,178)	(1,351)
Noncontrolling Interests	43	123	69	174	157
Previously Capitalized Interest Charged to Earnings During Period	64	120	100	96	123
Interest and Debt Expense	143	—	—	—	—
Interest Portion of Rentals (1)	215	345	356	342	316
Earnings Before Provision for Taxes and Fixed Charges	$(2,958)	$4,547	$29,456	$35,165	$45,420

Interest and Debt Expense	143	—	—	—	—
Interest Portion of Rentals (1)	215	345	356	342	316
Preferred Stock Dividends of Subsidiaries	—	—	—	—	—
Capitalized Interest	401	495	358	284	230

Total Fixed Charges	$759	$840	$714	$626	$546

Ratio of Earnings to Fixed Charges (2)	—	5.41	41.25	56.17	83.19
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(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.
(2)	The ratio coverage through September 30, 2016 was less than 1. Additional earnings of $3.7 billion would have been required to achieve a coverage of 1.

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